RECEIVED

2008 SEP 16 A 10: 03

OFFICE OF INTERNATI
CORPORATE FIN

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref MLW

10 September 2008

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

08004958

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Publication of Final Terms'

Yours faithfully

SUPPL

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
SEP 18 2008
THOMSON REUTERS

dw 9/17

S:\PLCSharedData\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\Zs - Publication of Final Terms 9 September 2008.doc

SEVERN TRENT PLC
9 September 2008

Publication of Final Terms

The following Final Terms are available for viewing:-

Final Terms dated 9 September 2008 relating to the issue by Severn Trent Plc on 29 September 2003 of USD 10,000,000 floating rate notes due 29 September 2008.

These Notes have been issued under Severn Trent Plc's, Severn Trent Utilities Finance Plc's and Severn Trent European Placement S.A.'s Euro 4,000,000,000 Euro Medium Term Note Programme.

To view the full documents, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0823D_-2008-9-9.pdf

For further information, please contact:

Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU

www.severntrent.com

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Final Terms and may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus dated 31 July 2008 (the "**Prospectus**")) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms and the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act. Your right to access this service is conditional upon complying with the above requirement.

FINAL TERMS

Severn Trent Plc

9 September 2008 restating the Pricing Supplement dated 29 September 2003

Issue of USD 10,000,000 Floating Rate Notes due 29 September 2008 under the Euro 4,000,000,000 Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "**Conditions**") set forth in the Offering Circular dated 25 July 2003 (the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Prospectus dated 31 July 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular and are incorporated by reference into the Prospectus dated 31 July 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Prospectus dated 31 July 2008 and the Conditions. Copies of such Prospectus and Conditions are available for viewing at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU, United Kingdom.

1.		Issuer:	Severn Trent Plc
2.	(i)	Series Number:	48
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	United States Dollars ("**USD**")
4.		Aggregate Nominal Amount:	
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5.	(i)	Issue Price:	100 per cent.
	(ii)	Net Proceeds:	Not Applicable
6.		Specified Denominations:	USD 1,000,000
7.	(i)	Issue Date:	29th September 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8.	Maturity Date:	29th September 2008, subject to adjustment in accordance with the Modified Following Business Day Convention
9.	Interest Basis:	6-month USD-LIBOR-BBA + 0.30 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Not Applicable
16.	**Floating Rate Note Provisions:**	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	29th March and 29th September in each year, commencing on 29th March 2004 and ending on the Maturity Date
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London and New York
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi) Screen Rate Determination:	Applicable
	- Reference Rate:	6-month USD-LIBOR-BBA (as defined in s.7.1(w)(xvii) of the 2000 ISDA Definitions
	- Interest Determination Date(s):	In respect of each Interest Period, two London Banking Days (as defined in s.1.3 of the 2000 ISDA Definitions) prior to the date of commencement of that Interest Period

	- Relevant Screen Page:	Telerate Page 3750
	(vii) ISDA Determination:	Not Applicable
	(viii) Margin(s):	+ 0.30 per cent. per annum
	(ix) Minimum Rate of Interest:	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual/360, adjusted
	(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	Not Applicable
17.	**Zero Coupon Note Provisions**	Not Applicable
18.	**Index Linked Interest Note Provisions**	Not Applicable
19.	**Dual Currency Interest Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount:	Nominal Amount
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if different from that set out in Condition 6(f)):	As per Condition 6(f)
24.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(i)	Form of Notes:	Temporary global Note exchangeable for a Permanent global Note which is exchangeable for Definitive Notes only on an Exchange Event
	(ii)	New Global Note:	No

26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	A **"Payment Day"** is a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and New York
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amounts of each payment comprising the Issue Price and date on which each payment is to be made, consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
30.	Redenomination applicable:	Not Applicable
31.	Other terms or special conditions:	Any notice given to Euroclear and/or Clearstream, Luxembourg in accordance with Condition 13 shall be deemed to have been given to Euroclear and/or Clearstream, Luxembourg, and Condition 13 shall be modified accordingly

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:	Mizuho International plc
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for the issue and admission to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's regulated market of Notes described herein pursuant to the €4,000,000,000 Euro Medium Term Note Programme of Severn Trent Plc, Severn Utilities Finance Plc and Severn Trent European Placement S.A.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's regulated market and for listing on the Official List of the UK Listing Authority with effect from 10 September 2008
(iii)	Estimate of total expenses related to admission to trading:	GBP 3,600

2. RATINGS

Ratings:	Not Applicable

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as described in "Subscription and Sale" of the Offering Circular (extract attached hereto) and for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	See "Use of Proceeds" wording in the Offering Circular (extract attached hereto)
(ii)	Estimated Net Proceeds:	USD 10,000,000
(iii)	Estimated total expenses:	Not Applicable
(v)	Names and addresses of additional Paying Agent(s) (if any):	None

5. YIELD (*Fixed Rate Notes only*)

Not Applicable

6. PER FORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Index-Linked Notes only*)

Not Applicable

7. PERFORMANCE OF RATE[S] OF EXCHANGE (*Dual Currency Notes only*)

Not Applicable

8. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS017714350-9
(ii)	Common Code:	017714350
(iii)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, societe anonyme and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Group (as defined in the "Terms and Conditions of the Notes") for its general corporate purposes.

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated programme agreement (the "Programme Agreement") dated 19 December 2001 agreed with the Issuers and the Guarantor a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuers (failing which, the Guarantor) have agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to US tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by US tax regulations. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, US persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, US persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional US selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "FSMA") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(iii) in relation to any Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the relevant Issuer;

(iv) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(v) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

France

Each of the Dealers, the Issuers and the Guarantor has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Offering Circular or any other offering material relating to Notes, and that such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (*investisseurs qualifiés*) and/or (ii) a restricted circle of investors (*cercle restreint d'investisseurs*), all as defined in and in accordance with Article 6 of *ordonnance* no. 67-833 dated 28 September 1967 (as amended) and *décret* no. 98-880 dated 1 October 1998.

Where an issue of Notes is effected as an exception to the rules relating to an *appel public à l'épargne* in the Republic of France (public offer rules) by way of an offer to a restricted circle of investors (as referred to in (ii) above), such investors must, to the extent that the Notes are offered to 100 or more of such investors, provide certification as to their personal relationship of a professional or family nature with a member of the management of the Issuer. In the context of such exception, investors in the Republic of France may only participate in the issue of Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated 1 October 1998. Notes may only be issued, directly or indirectly, to the public in the Republic of France in accordance with articles 6 and 7 of *ordonnance* no. 67-833 dated 28 September 1967 (as amended).

The Netherlands

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Transactions Supervision Act 1995 ("Wet toezicht effectenverkeer 1995") is applicable and the conditions attached to such exemption or exception are complied with.

Germany

Each Dealer has acknowledged and each further Dealer appointed under the Programme will be required to acknowledge that the Offering Circular is not an admitted prospectus within the meaning of the German Prospectus Act of 13 December 1990 (*Verkaufsprospektgesetz*) as amended and that any primary issue of Notes in Germany is subject to, and each Dealer undertakes to comply with, the restrictions regarding, in particular but not limited to, offerings to the public provided in the German Prospectus Act of 13 December 1990 (*Verkaufsprospektgesetz*) as amended or any other law applicable in Germany governing the issue, offering and sale of securities.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuers, the Guarantor nor any of the other Dealers shall have any responsibility therefor.

None of the Issuers, the Guarantor and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the relevant Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

END